SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Amendment No. 6*

Trustmark Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

898402-10-2
(CUSIP Number)

Matthew L. Holleman, III, Trustee
Robert M. Hearin Support Foundation
P.O. Box 16505
Jackson, MS 39236-6505
Telephone: (601) 366-8363
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

August 7, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

_____________
*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898401-10-2	Schedule 13D/A	Page 2 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert M. Hearin Support Foundation 58-2203211
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 2,956,862
	8.	SHARED VOTING POWER 4,554,244
	9.	SOLE DISPOSITIVE POWER 2,956,862
	10.	SHARED DISPOSITIVE POWER 4,554,244
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,511,106
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 898401-10-2	Schedule 13D/A	Page 3 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Robert M. Hearin Foundation 64-6027443
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 383,928
	8.	SHARED VOTING POWER N/A
	9.	SOLE DISPOSITIVE POWER 383,928
	10.	SHARED DISPOSITIVE POWER N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,928
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 898401-10-2	Schedule 13D/A	Page 4 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capitol Street Corporation 64-0518232
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 4,281,244
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 4,281,244
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,281,244
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 898401-10-2	Schedule 13D/A	Page 5 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Galaxie Corporation 64-0719001
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER N/A
	8.	SHARED VOTING POWER 4,281,244
	9.	SOLE DISPOSITIVE POWER N/A
	10.	SHARED DISPOSITIVE POWER 4,281,244
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,281,244
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 898401-10-2	Schedule 13D/A	Page 6 of 10

This Amendment No. 6 (this “Amendment”) amends and supplements the Statement on Schedule 13D, as heretofore amended (the “Schedule 13D”), relating to the shares of common stock, no par value (the “Shares”), of Trustmark Corporation, a Mississippi corporation (the “Issuer”), previously filed by Robert M. Hearin Support Foundation, The Robert M. Hearin Foundation, Capitol Street Corporation and Galaxie Corporation (each a Reporting Person and, collectively, the “Reporting Persons”). This Amendment is being filed to update Item 6 of the Schedule 13D. Any changes to the percentage beneficial ownership of any Reporting Person are the result of changes in the number of Shares outstanding.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of Transaction.

No change.

Item 5. Interest in Securities of the Issuer.

The following supplements the disclosure previously included in Item 5(a)-(b) to the Schedule 13D:

The beneficial ownership information of the Reporting Persons is hereby incorporated by reference from pages 2-5 of this Amendment. Apart from changes in beneficial ownership percentage due to changes in the number of outstanding Shares, set forth below are the holdings of persons required to be listed in Item 2 that have changed from what was previously reported in the Schedule 13D.

	Number of Issuer’s Shares Beneficially Owned		Percentage of Issuer’s Shares Beneficially Owned
Person Named in Item 2	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power
Matthew L. Holleman, III	61,936(1)		0.1%
____________

(1)	Shares beneficially owned by Matthew L. Holleman, III include 4,222 Shares owned by his spouse and his children.

CUSIP No. 898401-10-2	Schedule 13D/A	Page 7 of 10

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following supplements the disclosure previously included in Item 6 to the Schedule 13D:

On August 7, 2006, the Robert M. Hearin Support Foundation and the Robert M. Hearin Foundation (each, a “Foundation” and, collectively, the “Foundations”), in correspondence with the Board of Governors of the Federal Reserve System, made certain commitments with respect to the Issuer. Among other commitments, the Foundations committed that they would not, without prior approval of the Federal Reserve System: (i) exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries; (ii) have or seek to have any trustee, settlor, representative, or beneficiary (which commitment will not apply in regard to a principal of any current beneficiary, provided no principal of either of the Foundations takes any action to attempt to influence any principal of the beneficiary regarding the Issuer) serve on the board of directors of the Issuer or any of its subsidiaries, with the exception that the trustee of the Foundations who currently serves as a director of the Issuer may continue service as both a trustee of the Foundations and a director of the Issuer through January 1, 2007; (iii) have or seek to have any trustee, settlor, representative, or beneficiary (which commitment will not apply in regard to a principal of any current beneficiary, provided no principal of either of the Foundations takes any action to attempt to influence any principal of the beneficiary regarding the Issuer) serve as an officer, agent, or employee of the Issuer or any of its subsidiaries; (iv) take any action that would cause the Issuer or any of its subsidiaries to become a subsidiary of either Foundation or any of its subsidiaries; (v) acquire or retain shares that would cause the combined interests of the Foundations and their respective trustees, settlors and beneficiaries, and affiliates of either Foundation, to equal or exceed 25 percent of a class of voting shares of the Issuer or any of its subsidiaries; provided, however, that either Foundation, when evaluating compliance with this commitment, shall include the shareholdings of beneficiaries of which they have actual knowledge, but shall have no duty to further investigate the shareholdings of the beneficiaries; (vi) propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or the board of directors of the Issuer or any of its subsidiaries; (vii) solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of the Issuer or any of its subsidiaries; (viii) attempt to influence the dividend policies or practices; the investment, loan, or credit decisions or policies; the pricing of services; personnel decisions; operations activities (including the location of any offices or branches or their hours of operation, etc.); or any similar activities or decisions of the Issuer or any of its subsidiaries; or (ix) dispose or threaten to dispose of shares of the Issuer or any of its subsidiaries as a condition of specific action or non-action by the Issuer or any of its subsidiaries.

Item 7. Material to be Filed as Exhibits.

No change.

CUSIP No. 898401-10-2	Schedule 13D/A	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2006

ROBERT M. HEARIN SUPPORT FOUNDATION

/s/ Robert M. Hearin, Jr.
Robert M. Hearin, Jr., Trustee

/s/ Matthew L. Holleman, III
Matthew L. Holleman, III, Trustee

/s/ Daisy S. Blackwell
Daisy S. Blackwell, Trustee

E. E. Laird, Jr., Trustee

/s/ Laurie Hearin McRee
Laurie Hearin McRee, Trustee

/s/ Alan W. Perry
Alan W. Perry, Trustee

CUSIP No. 898401-10-2	Schedule 13D/A	Page 9 of 10

ROBERT M. HEARIN FOUNDATION

/s/ Robert M. Hearin, Jr.
Robert M. Hearin, Jr., Trustee

/s/ Matthew L. Holleman, III
Matthew L. Holleman, III, Trustee

/s/ Daisy S. Blackwell
Daisy S. Blackwell, Trustee

E. E. Laird, Jr., Trustee

/s/ Laurie Hearin McRee
Laurie Hearin McRee, Trustee

/s/ Alan W. Perry
Alan W. Perry, Trustee

CUSIP No. 898401-10-2	Schedule 13D/A	Page 10 of 10

CAPITOL STREET CORPORATION

/s/ Matthew L. Holleman, III
Matthew L. Holleman, III, President

GALAXIE CORPORATION

/s/ Matthew L. Holleman, III
Matthew L. Holleman, III,
Chief Executive Officer and President